PART II

Item 1. Business. Background Overview

PFG Fund V, LLC was formed in the State of Colorado on August 26, 2020 for the purpose of engaging in the business of providing short-term secured real estate lending in Colorado and Minnesota as the Company’s operations expand, loans may be made on properties located in other states as the market evolves, (“Hard Money Lending”) to real estate investors. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). The Company actively participates in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc. (“Pine Financial”), rather than subrogate those responsibilities to a third party

Through our affiliation with Pine Financial, we have access to a large database of potential borrowers, which currently stands at approximately 5,400 in Colorado and 1,600 in Minnesota, and plan to make short-term secured rehab loans (“Hard Money Loans” or “Loans”) to these potential borrowers and other borrowers. This database was compiled by collecting email addresses from people that have shown interest in our loan or in fixing and flipping houses. These email addresses have come from offline networking events, online networking forums, and our website. Most of these prospects have not yet been qualified to borrow from us. They are simply people in the areas in which we lend that have shown interest.

The Company is managed by Pine Financial through its sole principal and President, Kevin Amolsch, COO/GC Jared Seidenberg, and CSO, Brandon McKnight. Pine Financial is an established lender based in the Denver area with a proven track record.

Pine Financial’s ability to evaluate potential loan candidates and underlying assets stems from Kevin Amolsch’s experience and his leadership team’s experience. Mr. Amolsch started analyzing private money loans in 2006 while working at Lassiter Mortgage before starting Pine Financial Group, Inc in 2008. As the founder and owner of Pine Financial Group, Inc, Mr. Amolsch was responsible for reviewing every loan that was considered and approved by Pine Financial. Under Mr. Amolsch’s leadership, Pine Financial has only taken 29 properties, out of the 1,690 loans originated, back through foreclosure or deed in lieu of foreclosure for a default rate of 1.54%. Of the 29 defaults resulting in repossession, 17 have been foreclosure and 12 have been deed in lieu. The deed in lieu takes about 7 days to complete at a cost of $150 to $200. The foreclosure process takes between 5 and 6 months in Colorado and 11 to 12 months in Minnesota with the owner redemption period and will cost the company between $3,500 and $4,000. Pine Financial will handle all aspects of the repossession and liquidation process for all defaults. Pine Financial will handle all aspects of the repossession and liquidation process for all defaults.

The Company will fund loans as funds from the note Offering readily become available. As the Company waits for funds to be raised pursuant to this Offering, it will identify and evaluate Loans for funding. Proceeds from the offering will satisfy cash requirements for the next 12 months since Company’s business does not require high overhead expenses. The Company may do everything necessary and suitable for the accomplishment of the primary purpose or any other purpose, which we may accomplish, which shall, at any time, appear conducive to, or expedient for, the protection or benefit of the Company.

Our loans will have maturity dates of nine months to two years from the origination date. We do not charge prepayment penalties and it is not uncommon for our borrowers to pay off the loan prior to maturity. The note rate is between 10% and 12.9% annual, with interest only payments due monthly. If we do not get a monthly payment by the end of the fifth day of the month it is due, there is a late fee charged in the amount of 10% of the payment amount. If there is a payment default, the borrower will receive a demand letter stating: (a) that there is a default, (b) the amount needed to cure the default which will be the payment plus the late fee, (c) the date which the default must be cured which is 5 days from the receipt of the demand letter, and (d) that failure to cure the default will result in acceleration of the full loan amount. We do not currently have maximum or minimum loan amounts or total amounts that we will loan to one borrower.

To date Pine Financial has originated 2480 loans worth $930,854,301. Out of these loans, Pine Financial has had 41 loans, totaling $17,128,610.00, which resulted in foreclosure or deed in lieu of foreclosure.

In the next 12 months, the Company will fund Hard Money Loans as funds from this Offering readily become available. As the Company waits for funds to be raised pursuant to this Offering, it will identify and evaluate Loans for funding. Proceeds from the offering will satisfy cash requirements for the next 12 months since Company’s business does not require high overhead expenses.

The Company may do everything necessary and suitable for the accomplishment of the primary purpose or any other purpose, which we may accomplish, which shall, at any time, appear conducive to, or expedient for, the protection or benefit of the Company.

Company Objective

PFG Fund V, LLC was formed to offer passive investment opportunities to qualified investors. We will continue to focus on providing a very specialized loan to a small group of borrowers. The Company’s primary objectives are:

●	Generate significant profits by lending to rehab investors with short-term loans at high interest rates in Colorado, Minnesota, and other states as the Company expands.
●	To become the most reliable and well-known bridge and rehab lender in Colorado, Minnesota, and other states as it scales.
●	Realize profits and a high rate of return for investors from day one.

Mission Statement

To provide a high-yield and secure investment while supporting the community through property rehabilitation.

Market Discussion

The Industry

There is a high demand for private money rehab loans because it is the only type of financing available for many real estate investors. A rehab loan is a loan used to purchase a distressed property and make repairs. This is true for 2 primary reasons:

(a) High Leverage - Private money lenders are more concerned with the deal than the amount of down payment. Conventional lenders will typically require a 20% or more down payment from the real estate investor. Some private lenders will approve loans with no down payment at all.

(b) No Income - Because these are short term loans private lenders are less concerned with a debt to income ratio and more concerned with a solid strategy to pay back a loan. Conventional lenders and banks have strict debt to income ratio requirements which range from 36% to 45%. A debt to income ratio is calculated by taking the total monthly debt coverage divided by the borrower’s income. Some real estate investors do not show a consistent income and therefore cannot borrow conventional money.

 A typical hard money borrower is a small real estate developer that is either fixing and flipping houses or building new residential real estate. We see typical hard money borrowers stick to one to four family residential properties. Typical hard money borrowers can be anything from extremely qualified with great credit, income and assets to very little income, assets and bad credit. Small real estate investors borrow from hard money lenders because of the high leverage lending, the ability to close quickly, the flexibility with the underwriting as discussed in the investment criteria section above or a combination of the three.

Default rates with hard money loans and hard money lenders vary.

We are seeing investors incorporating both buy-and-flip (buying a house to resell) and buy-and-hold (buying a house to keep as an investment and rent to a tenant) strategies when acquiring properties. Although our loan terms do not vary, our loans would work for either strategy.

Colorado

There are several solid reasons we believe Colorado is a great place to be lending money. Colorado is one of very few markets that had minimal impact to the 2008 housing crash, which is a great indicator to its resilience. Colorado does not seem to experience the booms and busts other areas have seen. According to Zillow, from January 2007 to January 2012 there was a $19,000 difference in median home values in Colorado ($226,000 to $207,000) while the average United States median home value has varied $44,000 ($195,000 to $151,000) over the same period. Some markets saw extreme variations, including California with a $212,000 median variation over the same period ($518,000 to $306,000). The officers of Pine Financial Group have been investing and doing business in Colorado for the last 19 years.

Although the current environment does not resemble the credit crises in 2018, COVID-19 has put people on high alert. In some respects, the pandemic has caused greater financial harm with record breaking stimulus and unemployment numbers, which is reason for concern. Colorado is not alone in the fact that housing has been the bright spot through the current crises.

On average, there is less than one month of inventory. A balanced market is four months, indicating that Colorado continues to show strong market conditions with the expectation of further appreciation. Although the inventory is tight, our clients are still locating deals with significant spreads between wholesale (foreclosures/short sales) and retail (nice, rehabbed homes) prices. This is ideal for the “fix and flip” investor or small builder.

There are several additional points about the Colorado market worth mentioning:

●	According to US News and World Reports, Colorado is ranked in the top five for the best economy in the country.
●	According to CNBC, Colorado is the 11th best state for business.
●	Denver was one of the most resilient real estate markets in the county during the height of the COVID pandemic.
●	Detached housing has seen a 35% appreciation since the 2020.
●	Colorado unemployment is 3.7% lower than the national average.
●	Colorado saw major inventory reduction across all counties. Denver was down a whopping 40.5% in 2019, and it is not catching up. Colorado needs more clean rehabbed houses.

Minnesota

Generally speaking, the market is not as strong in Minnesota as it is in Colorado, but there is very little choice in local hard money lenders, making it much easier for us to conduct business.

Although the housing market may not be as strong, it is still rock solid from management’s perspective. Across the entire Twin Cities metro area and all price ranges there is a supply of 1.7 months. Months of supply is the best indicator of market strength. It accounts for both supply and demand. The number represents how long it would take to exhaust all inventory if no new supply were added to the market. As mentioned above, a neutral, or stable market is considered four months of inventory. As long as months of inventory stays under four, we would expect to see stable to rising prices. The average home in the Twin Cities sits on the market one month! Housing values have increased nearly 20.3% in the last year and there are no signs of that slowing.

One concern about the Minnesota market is the long redemption period after a foreclosure. If we need to foreclose on a property, we can get to the foreclosure sale in less than four months, but there is a six-month owner redemption period after the sale, before we take possession. Currently Pine Financial Group, Inc is experiencing a sub 2% default rate, meaning we reposes the property on less than 2% of the loans we originate. We have originated over 2000 loans. The majority of the defaults are deeded back to us in lieu of foreclosure. Although the long redemption period is a concern in Minnesota.

Sales and Marketing Approach

Our loans are originated, serviced, and underwritten on behalf of PFG Fund V, LLC by Pine Financial. Pine Financial plans on running pay-per-click advertising campaigns through Google and Facebook as one of its principal marketing strategies. These advertisements will drive potential borrowers to our websites where they have the potential of entering our sales funnel with the potential of becoming clients. Pine Financial will also post online classified advertisements each week as well as leverage its memberships in various area investment clubs where we plan on passing out flyers to potential borrowers and will seek exposure to potential clients via the groups’ websites. Finally, Pine Financial will host a variety of educational events including monthly networking meetings as well as Hard Money Lending and other educational classes. If needed we can expand the marketing with additional speaking engagements, classes and a direct mail campaign.

Pine Financial has a commission-based sales force in Colorado and Minnesota. Having a sales team allows us to attend multiple networking groups and provide a high level of service to our clients. Because of its positive reputation, Pine Financial has generated the majority of its business from repeat clients and new referrals and is often asked to speak to groups about its loans and contributions to the real estate investment community.

Loan Process

PFG Fund V acts as a private wholesale mortgage company lending money to the borrowers through a retail channel of mortgage brokers. The primary broker is Pine Financial, the managing member of PFG Fund V. We will continue to be flexible and open up lending opportunities through other brokers as we see fit. All loans originated are underwritten pursuant to the same guidelines and Pine Financial will personally interview all potential borrowers. All fees paid to mortgage brokers are paid by the borrower and PFG Fund V has no commission expenses. In addition, no fees will be payable to Pine Financial Group if PFG Fund V elects to purchase previously originated loans or utilize its services.

Because PFG Fund V acts as a private lender, it will not be held to the same lending standards institutional lenders are held to. A typical institutional lender will follow Fannie Mae and/or Freddie Mac underwriting guidelines. Hard money lenders are all privately funded companies making loans to non-owner occupied borrowers. There are no standard underwriting guidelines for hard money lenders, except that most hard money lenders, as a practical matter, only loan to non-owner occupied borrowers and most adhere to a 70% or less loan to value ratio. Please see the table below under the competition section to see what other hard money lenders are doing in Colorado and Minnesota. Many hard money lenders do not even pull credit reports or document assets or income of the potential borrower.

Competition

The Company typically faces competition from two sources: (a) institutional lenders (such as banks or credit unions) and (b) other private investors. Regarding institutional lenders, the current borrowing climate involving institutional lenders is highly restrictive. According to the Fannie Mae the underwriting guideline Eligibility Matrix which took effect August 7, 2018, some of the restrictive guidelines to real estate investors include: (these guidelines are based on a single-family purchase, 30 year fixed rate loan)

●	85% loan to value;
●	They will not loan any cost of construction;
●	680 credit score (mid score of all three credit bureaus);
●	6 months of Principal, Interest, Taxes, and Insurance in liquid reserves;
●	Maximum loan of $417,000;
●	No foreclosures in the last 7 years;
●	No bankruptcies in the last 4 years;
●	Property cannot be titled in the name of an LLC, Corporation or Trust;

This is just a sample of the restrictive guidelines and is not exhaustive. The Fannie Mae Selling Guide (commonly known as the underwriting manual), is ~1,310 pages of guidelines. According to the clients we have interviewed, conventional lenders and banks are currently difficult and fickle to work with regardless of the investor’s creditworthiness or collateralizing assets. The Company was specifically created to fill the void created by the strict conventional environment.

With respect to other non-institutional lenders, we compete based on terms (pricing, points, maturity) and relationship/ reputation.

Below is a chart comparing the terms of our Loans with those of what we perceive as our principal competitors in the Colorado and Minnesota markets. These are all considered non-traditional or private money lenders. This data comes from interviews with the lenders or, where possible, directly from their websites.

Colorado Competition

Company	LTV	LTC	Points	Rate	Term (months)
Pine Financial Group	70%	100%	2	12.90%	9
Merchants Mortgage	N/A	70%	1.5	11.00%	12
Aloha*	75%	90% of Purchase 100% of repairs	2-3	6.99%	9-24
Boomerang Capital	70%	85%	2	10.00%	6
Lead Funding**	70%	100%	2	12.00%	12

* Aloha is a concern as they advertise slightly better pricing. However, feedback that we have received from clients that have tried them has not been positive. Apparently, they are not transparent with their pricing. While they advertise 6.99% rates, we have not heard of anyone actually obtaining that rate. The rate commonly paid is between 10% and 12%. They also seem to be understaffed and have a slow draw process.

**Lead Funding has slightly better pricing and only competes with us on price. They too have a difficult draw process. They also require four (4) months of interest to be paid in advance.

Minnesota Competition

Company	LTV	LTC	Points	Rate	Term (months)
Pine Financial Group	70%	100%	4	12.90%	9
Merchants Mortgage	N/A	70%	1.5	11.00%	12
Renovo	70%	75%	2-4	9.00%+	8
Capital Lending Group	70%	80%-90%	3.5-5	10%-16%	6
CCM	70%	85%	2-5	10%+	12

Our biggest competitive advantage is our network and reputation. Since most of these loans are private money, competitors tend to run out of money. We have a large supply of money between our funds and other available cash. We rarely turn down business because of a lack of funds. We have an extremely positive reputation for getting deals done.

We understand that building relationships with successful real estate investors is the key to a thriving business. Business is much smoother and easier if we have the same clients coming back over and over. We have a high level of repeat and referral business because we compete with quality and transparency.

Employees

We are an emerging growth company currently being developed and currently have no salaried or waged employees. The management company, Pine Financial Group, Inc has three full time employees, three independent contractors and two offices. Our sole officers and director currently serve the Company for no compensation.

 Intellectual Property

The Company’s operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary, including knowledge related to the marketing, origination and servicing of our Hard Money Loans. The Company intends to require its future key employees or consultants to sign non-disclosure or non-competition agreements with restrictions on divulging the Company’s confidential information. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

Regulation

Extensive federal, state and local regulations cover the Company’s business, including regulations that cover the acquisition, management and sale of real estate.

 Legal Proceedings

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company’s business, financial condition or operation.

We currently do not have any Notes. We do not lease or own any real property. We do not pay rent for our corporate headquarters which is leased by our Manager because the amount of the space we use at such office is de minimis. We believe that this space will be sufficient until we start generating revenues and need to hire employees.

CERTAIN LEGAL ASPECTS OF THE COMPANY LOANS

Each of the Company’s loans will be secured by, among other things, a deed of trust, mortgage, leasehold deed of trust or leasehold mortgage, or security agreement. The deed of trust and the mortgage are the most commonly used real property security devices. A deed of trust has three parties: a debtor, referred to as the “trustor”; a third party, referred to as the “trustee”; and the lender, referred to as the “beneficiary.” The trustor irrevocably grants the property until the debt is paid, “in trust, with power of sale” to the trustee to secure payment of the obligation. The trustee’s authority is governed by law, the express provisions of the deed of trust and the directions of the beneficiary. The Company will be the beneficiary under all deeds of trust securing Company loans. In a mortgage loan, there are only two parties: the mortgagor (borrower) and the mortgagee (lender).

In the United States, each individual State law determines how a mortgage is foreclosed. The route usually requires a judicial process, but varies from state to state. For properties located in the United States, some States have a statute known as the “one form of action” rule, which requires the beneficiary of a collateral lien to exhaust the security under the security lien (i.e., foreclose on the property) before any personal action may be brought against the borrower. Foreclosure statutes vary from State to State. Loans by the Company secured by mortgages will be foreclosed in compliance with the laws of the State where the real property collateral is located.

Special Considerations in Connection with Junior Encumbrances

In addition to the general considerations concerning trust deeds discussed above, there are certain additional considerations applicable to second and more junior deeds of trust (“junior encumbrances”). By its very nature, a junior encumbrance is less secure than a more senior lien. If a senior lien holder forecloses on its loan, unless the amount of the bid exceeds the senior encumbrances, the junior lien holder will receive nothing. Because of the limited notice and attention given to foreclosure sales, it is possible for a junior lien holder to be sold out, receiving nothing from the foreclosure sale, although all legal methods of recouping the Company’s investment will be exhausted. By virtue of anti-deficiency legislation, discussed above, a junior lien holder may be totally precluded from any further remedies.

Accordingly, a junior lien holder (such as the Company in certain cases) may find that the only method of protecting its security interest in the property is to take over all obligations of the trustor with respect to senior encumbrances while the junior lien holder commences its own foreclosure, making adequate arrangements either to (1) find a purchaser for the property at a price which will recoup the junior lien holder’s interest, or (2) to pay off the senior encumbrances so that the junior lien holder’s encumbrance achieves first priority. Either alternative may require the Company to make substantial cash expenditures to protect its interest. (See “Business Risks” above.)

The Company may also make wrap-around mortgage loans (sometimes called “all-inclusive loans”), which a junior encumbrances to which all the considerations discussed above will apply. A wrap-around loan is made when the borrower desires to refinance his, her, or its property but does not wish to retire the existing indebtedness for any reason, e.g., a favorable interest rate or a large prepayment penalty. A wrap-around loan will have a principal amount equal to the outstanding principal balance of the existing secured loans plus the amount actually to be advanced by the Company. The borrower will then make all payments directly to the Company, and the Company in turn will pay the holder of the senior encumbrance. The actual ultimate yield to the Company under a wrap-around mortgage loan will likely exceed the stated interest rate on the underlying senior loan, since the full principal amount of the wrap-around loan will not actually be advanced by the Company. State laws generally require that the Company be notified when any senior lien holder initiates foreclosure.

If the borrower defaults solely upon his, her or its debt to the Company while continuing to perform with regard to the senior lien, the Company (as junior lien holder) will foreclose upon its security interest in the manner discussed above in connection with deeds of trust generally. Upon foreclosure by a junior lien, the property remains subject to all liens senior to the foreclosed lien. Thus, if the Company were to purchase the security property at its own foreclosure sale, it would acquire the property subject to all senior encumbrances.

The standard form of deed of trust used by most institutional lenders, like the one that will be used by the Company or its affiliates, confers on the beneficiary the right both to receive all proceeds collected under any hazard insurance policy and all awards made in connection with any condemnation proceedings, and to apply such proceeds and awards to any indebtedness secured by the deed of trust in such order as the beneficiary may determine. Thus, in the event improvements on the property are damaged or destroyed by fire or other casualty, or in the event the property is taken by condemnation, the beneficiary under the underlying first deed of trust will have the prior right to collect any insurance proceeds payable under a hazards insurance policy and any award of damages in connection with the condemnation, and to apply the same to the indebtedness secured by the first deed of trust before any such proceeds are applied to repay the loan in respect of the Company. The amount of such proceeds may be insufficient to pay the balance due to the Company, while the debtor may fail or refuse to make further payments on the damaged or condemned property, leaving the Company with no feasible means to obtain payment of the balance due under its junior deed of trust. In addition, the borrower may have a right to require the lender to allow the borrower to use the proceeds of such insurance for restoration of the insured property.

 ”Due-on-Sale” Clauses

The Company’s forms of promissory notes and deeds of trust, like those of many lenders, contain “due-on-sale” clauses, which permits the Company to accelerate the maturity of a loan if the borrower sells, conveys or transfers all or any portion of the property, but may or may not contain “due-on-encumbrance” clauses which would permit the same action if the borrower further encumbers the property (i.e., executes further deeds of trust). The enforceability of these types of clauses has been the subject of several major court decisions and legislation in recent years.

(1) Due-on-Sale: Federal law now provides that, notwithstanding any contrary pre-existing state law, due-on-sale clauses contained in mortgage loan documents are enforceable in accordance with their terms by any lender after October 15, 1985. On the other hand, acquisition of a property by the Company by foreclosure on one of its loans may also constitute a “sale” of the property, and would entitle a senior lien holder to accelerate its loan against the Company. This would be likely to occur if then prevailing interest rates were substantially higher than the rate provided for under the accelerated loan. In that event, the Company may be compelled to sell or refinance the property within a short period of time, notwithstanding that it may not be an opportune time to do so.

(2) Due-on-Encumbrance: With respect to mortgage loans on residential property containing four or less units, federal law prohibits acceleration of the loan merely by reason of the further encumbering of the property (e.g., execution of a junior deed of trust). This prohibition does not apply to mortgage loans on other types of property. Although many of the Company’s junior lien mortgages will be on properties that qualify for the protection afforded by federal law, some loans will be secured by properties that do not qualify for the protection, including (without limitation) small apartment buildings or commercial properties. Junior lien mortgage loans made by the Company may trigger acceleration of senior loans on properties if the senior loans contain valid due-on-encumbrance clauses, although both the number of such instances and the actual likelihood of acceleration are anticipated to be minor. Failure of a borrower to pay off the senior loan would be an event of default and subject the Company (as junior lien holder) to the risks attendant thereto. It will not be customary practice of the Company to make loans on non-residential property where the senior encumbrance contains a due-on-encumbrance clause. (See “Special Considerations in Connection with Junior Encumbrances.”)

Prepayment Charges

Loans may provide for certain prepayment charges to be imposed on the borrowers in the event of certain early payments on the loan. The Manager reserves the right, but has no obligation, at its business judgment to waive collection of prepayment penalties. Applicable federal and state laws may limit the prepayment charge on residential loans. For commercial or multi-family loans there is no federal law that limits the prepayment amount charge, but applicable state laws may vary.

Bankruptcy Laws

If a borrower files for protection under the federal bankruptcy statutes, the Company will be initially barred from taking any foreclosure action on its real property security by an “automatic stay order” that goes into effect upon the borrower’s filing of a bankruptcy petition. Thereafter, the Company would be required to incur the time, delay and expense of filing a motion with the bankruptcy court for permission to foreclose on the real property security (“relief from the automatic stay order”). Such permission is granted only in limited circumstances. If permission is denied, the Company will likely be unable to foreclose on its security for the duration of the bankruptcy, which could be a period of years. During such delay, the borrower may or may not be required to pay current interest on the Company loan. The Company would therefore lack the cash flow it anticipated from the loan, and the total indebtedness secured by the security property would increase by the amount of the defaulted payments, perhaps reaching a total that would exceed the market value of the property.

In addition, bankruptcy courts have broad powers to permit a sale of the real property free of the Company’s lien, to compel the Company to accept an amount less than the balance due under the loan and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan.

TAX TREATMENT OF COMPANY AND ITS SUBSIDIARIES

The following discussion is a summary of the federal income tax considerations material to an investment in the Notes. This summary is based upon the Internal Revenue Code, Treasury Regulations promulgated thereunder, current positions of the Internal Revenue Service contained in Revenue Rulings, Revenue Procedures and other administrative actions and existing judicial decisions in effect as of the date of this Offering.

Investors should realize that it is not feasible to comment on all aspects of federal, state and local tax laws that may affect each of our Noteholders. The federal and state income tax considerations discussed below are necessarily general in nature, and their application may vary depending upon a Noteholder’s particular circumstances. Further, no representations are made in this Offering as to local tax considerations. The discussion below is directed primarily to individual taxpayers who are citizens or residents of the United States. Accordingly, persons who are trusts, corporate investors in general, corporate investors that are subject to specialized rules such as Subchapter S corporations and any potential investor who is not a U.S. citizen or resident are cautioned to consult their own personal tax advisors before investing in the Notes.

Investors should note that we do not intend to request a private letter ruling from the Internal Revenue Service with respect to any of the federal income tax matters discussed below, and on certain matters no ruling could be obtained even if requested. There can be no assurance that the present federal income tax laws applicable to Noteholders and our operations will not be changed, prospectively or retroactively, by additional legislation, by new Treasury Regulations, judicial decisions or administrative interpretations, any of which could adversely affect a limited partner, nor is there any assurance that there will not be a difference of opinion as to the interpretation or application of current federal income tax laws.

Each prospective investor is urged to consult with the investor’s personal tax advisor with respect to his or her personal federal, state and local income tax considerations arising from a purchase of our Notes. Investors should be aware that the Internal Revenue Service may not agree with all tax positions taken by us and that legislative, administrative or judicial decisions may reduce or eliminate anticipated tax benefits.

We will furnish to each Noteholders and any assignee of Notes on an annual basis the information necessary for the preparation and timely filing of a federal income tax return. Investors should note that information returns filed by us will be subject to audit by the Internal Revenue Service and that the Commissioner of the Internal Revenue Service has announced that the Internal Revenue Service will devote greater attention to the proper application of the tax laws to companies.

Neither our Manager, its officers, directors, nor its affiliates are providing tax advice to prospective investors, and the Manager recommends Noteholders consult with their tax advisors with respect to the impact of any relevant legislation on Noteholders’ investments and the status of legislative, administrative, judicial or regulatory developments and proposals and their potential effect on an investment in the Company.

Interest Income on the Notes

Subject to the discussion below applicable to “non-U.S. holders,” interest paid on the Notes will generally be taxable to you as ordinary income as the income is paid if you are a cash method taxpayer or as the income accrues if you are an accrual method taxpayer.

However, a note with a term of one year, which we refer to in this discussion as a “short-term note,” will be treated as having been issued with original issue discount or “OID” for tax purposes equal to the total payments on the note over its issue price. If you are a cash method holder of a short-term note you are not required to include this OID as income currently unless you elect to do so. Cash method holders who make that election and accrual method holders of short-term Notes are generally required to recognize the OID in income currently as it accrues on a straight-line basis unless the holder elects to accrue the OID under a constant yield method. Under a constant yield method, you generally would be required to include in income increasingly greater amounts of OID in successive accrual periods.

Cash method holders of short-term Notes who do not include OID in income currently will generally be taxed on stated interest at the time it is received and will treat any gain realized on the disposition of a short-term note as ordinary income to the extent of the accrued OID generally reduced by any prior payments of interest. In addition, these cash method holders will be required to defer deductions for certain interest paid on indebtedness related to purchasing or carrying the short-term Notes until the OID is included in the holder’s income.

There are also some situations in which a cash basis holder of a note having a term of more than one year may have taxable interest income with respect to a note before any cash payment is received with respect to the note. If you report income on the cash method and you hold a note with a term longer than one year that pays interest only at maturity, you generally will be required to include OID accrued during the original term as ordinary gross income as the OID accrues. OID accrues under a constant yield method, as described above.

Treatment of Dispositions of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the note. Your adjusted tax basis of a note generally will equal your original cost for the note, increased by any accrued but unpaid interest (including OID) you previously included in income with respect to the note and reduced by any principal payments you previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in your income. This capital gain or loss will be short-term or long-term capital gain or loss, depending on whether the note had been held for more than one year or for one year or less.

Non-U.S. Holders

Generally, if you are a nonresident alien individual or a non-U.S. corporation and do not hold the note in connection with a United States trade or business, interest paid and OID accrued on the Notes will be treated as “portfolio interest” and therefore will be exempt from a 30% United States withholding tax. In that case, you will be entitled to receive interest payments on the Notes free of United States federal income tax provided that you periodically provide a statement on applicable IRS forms certifying under penalty of perjury that you are not a United States person and provide your name and address. In addition, in that case you will not be subject to United States federal income tax on gain from the disposition of a note unless you are an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other requirements are met. Interest paid and accrued OID paid to a non-U.S. person are not subject to withholding if they are effectively connected with a United States trade or business conducted by that person and we are provided a properly executed IRS Form W-8ECI. They will, however, generally be subject to the regular United States income tax. If you are a non-U.S. corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business also may be subject to a “branch profits tax” at a 30% rate, although an applicable income tax treaty may provide for lower rate.

Reporting and Backup Withholding

We will report annually to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements any information that may be required with respect to interest or OID on the Notes.

Under certain circumstances, as a holder of a note, you may be subject to “backup withholding” at a 28% rate. Backup withholding may apply to you if you are a United States person and, among other circumstances, you fail to furnish on IRS Form W-9 or a substitute Form W-9 your Social Security number or other taxpayer identification number to us. Backup withholding may apply, under certain circumstances, if you are a non-United States person and fail to provide us with the statement necessary to establish an exemption from federal income and withholding tax on interest on the note. Backup withholding, however, does not apply to payments on a note made to certain exempt recipients, such as tax-exempt organizations, and to certain non-United States persons. Backup withholding is not an additional tax and may be refunded or credited against your United States federal income tax liability, provided that you furnish certain required information.

This federal tax discussion is included for general information only and may not be applicable depending upon your particular situation. You are urged to consult your own tax advisor with respect to the specific tax consequences to you of the ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Legislation Involving Payments to Certain Foreign Entities

We are required to deduct and withhold a tax equal to 30% of any payments made on our Notes to a foreign financial institution or non-financial foreign entity (including, in some cases, when such foreign institution or entity is acting as an intermediary), and any person having the control, receipt, custody, disposal, or payment of any gross proceeds of sale or other disposition of our Notes is required to deduct and withhold a tax equal to 30% of any such proceeds, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), and (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. You are encouraged to consult with your own tax advisors regarding the possible implications of these requirements on an investment in the Notes.

SUMMARY OF NOTES

General

This Offering Statement relates to the offer and sale of up to $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the “Notes”) of PFG Fund V, LLC, a Colorado limited liability company (the Company). The following is a brief summary of the features of the Notes provided below, which is qualified in its entirety by the terms and provisions of the actual Note provided to such Noteholder at the time of subscription. In the event of any conflict between the short summary presented below and the actual terms and provisions of the Note, the latter shall govern.

Interest

The Company intends to borrow money from Noteholders at a fixed interest rate of 8% per annum. Interest shall be made on the unpaid principal balance which will begin to accrue when the investment proceeds have been delivered to the Company by the Investor, following the Company’s acceptance of the subscription agreement.

Payment Frequency

Interest is payable monthly. Interest payments shall be calculated and due as of the end of each month, prorated for any partial month, with payments payable by the 5th of the succeeding month.

Unsecured Notes

The Notes represent nonrecourse unsecured debt obligations of the Company. Noteholders do not have any security interest in any Company assets.

Continuous

The Notes will continue indefinitely and not mature unless either: (1) the Noteholder elects to redeem by delivering a notice; (2) the maximum offering amount has been reached; or (3) the Company calls the Note.

 Reinvestment Option

A Noteholder may purchase the Note with a reinvestment option whereby the Company will (under the Noteholder’s election) retain 100% of the interest payable and credit the principal balance due and owing to the Noteholder. The retained interest payment will be accumulated commencing on the date of issuance of the Notes until the maturity of the Note.

Noteholder Early Redemption Request

Investor may request early redemption of his, her, or its Note at any time after the 1-month period by giving the Company at least 90 days prior written notice. The Company, subject to available funds, may return the funds to the Investor upon expiration of the 90-day notice period. The Company cash position and the availability of cash to return to investors is based on monies that are currently in a liquid account. The Company’s business is to make loans which are not liquid assets. If the Company’s money is in loans and there is not enough funds in a liquid account, the Company would need to wait until the funds became available either from interest it collects on loans or one or more of its loans paying off in full. If the Company does not have available funds to honor Investor’s redemption request upon expiration of the 90-day period, the Company will honor the redemption request and return the Investor’s funds as soon as cash becomes available to the Company.

Upon the request for redemption, the Company will begin holding cash from disposed loans immediately after such a request is received. The Company will deposit the principal balance, plus any owed accrued interest, from disposed loans into a liquid account such as a separate money market or checking account in the name of the Company until such time the Company has sufficient funds to redeem individual Notes. At the time of a balance to pay an individual Note with accrued interest, the Company will release funds to the Noteholder and transfer to Noteholder’s account via wire, automatic clearinghouse (“ACH”) payment, or pay via check, as agreed between the Company and the Noteholder. At such time, the Note shall be considered redeemed. Notes will be redeemed on a “first come, first serve” basis. The Company will maintain a record of communication from Noteholders regarding redemption requests. Redemption requests from Noteholders must be in writing. The Company will acknowledge receipt of such a request.

The Notes will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company.

Note Ownership

 The Company is entitled to treat the registered holder shown on its records as the owner of the Note for all purposes. Ownership of a Note may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Notes so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

SINCE WE HAVE LIMITED OPERATING HISTORY, PROPERTIES, ASSETS AND CURRENT SOURCES OF FINANCING, WE MAY NOT BE ABLE TO IMPLEMENT OUR PLAN OF OPERATION AND MAY NOT BE ABLE GENERATE INCOME IN TIME TO MEET THE INTEREST PAYMENT REQUIREMENTS UNDER THE NOTES.

How to Purchase Notes

The Company will sell the Notes directly, without an underwriter or selling agent. The Notes will be sold by the Company’s Manager, Kevin Amolsch, who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Amolsch will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that they will comply with certain specified limitations when responding to inquiries from potential purchasers. To purchase a Note, investors should contact:

Kevin Amolsch (Manager of the Company)

PFG Fund V, LLC

6990 W 38th Ave, Suite 208, Wheat Ridge, CO 80033

Telephone No.: (303) 835-4445

Email: kevin@pinefinancialgroup.com

Payment At Maturity

The Notes will have a continuous term. The Notes will have a right of redemption granted to the holder of the Notes after the first 1-month of the Notes issuance, with at least 90 days written notice and subject to availability of cash on hand. For the Note to be redeemed, the Noteholder must make a written demand to the Company that the Note mature. Following the 90 day notice period, the Company will pay to the Noteholder of this Note on demand such further amount as shall be sufficient to cover all costs and expenses of such Noteholder incurred in the drafting and negotiation of this Note and all costs and expenses of any enforcement or collection of this Note, including, without limitation, reasonable attorneys’ fees, expenses and disbursements. Payments shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

Payments on the Notes at maturity will be made from funds from operations and not from proceeds from this Offering. Where funds from operations are inadequate to satisfy payments on Notes at maturity, the Company may sell properties it owns to satisfy such payments, which may reduce the income generated by the Company and affect the Company’s ability to meet its payment obligations on the Notes of the remaining investors.

Redemption

The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption. The Company may redeem the Notes in part, in which event the holder receives payment of a portion of the face value of the Note as well as accrued interest on the redeemed portion through the date of partial redemption. In the event of a partial redemption, the partial redemption applies to all Note holders regardless of the interest rate on their Notes. The Company will give the holder not less than 30 days prior written notice by First Class mail or email (to the last known physical or email address of the Noteholder appearing on the Company’s records) of each redemption, specifying the principal amount of the Notes to be redeemed and the redemption date. The principal amount of the Note specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The notice of redemption to be given by the Company to the affected Note holders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Notes to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Note to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Note.

Repayment Upon Death

There is no right to have Notes redeemed upon the death of a certificate holder. All rights of the holder will be transferred to the holder’s estate and will inure to the benefit of the holder’s heirs.

Additional Issuances

The Company’s Articles of Organization and Operating Agreement do not restrict the Company from issuing additional securities or incurring additional debt including senior debt or other secured or unsecured obligations, the withdrawal of cash deposited against such issuances, or the release or substitution of assets securing such issues.

Modification of Note Terms

The terms of the Notes may not be modified without written consent of all holders of the Notes.

Dividend Policy

There are no provisions in the Company’s Articles of Organization or Operating Agreement restricting the payment of dividends. Any payment of cash dividends in the future will be at the discretion of our Manager and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our directors.

Financial Information Provided to Investors

In addition to the financial information provided in this Offering Statement, the Company will, upon request, provide a copy of its Financial Statements to all holders of Notes within 60 days after the end of each fiscal year. These Financial Statements will also be filed with the Securities and Exchange Commission during the annual and/or semi-annual report, as applicable.

Item 2. Management Discussion & Analysis of Financial Condition and Results of Operation Generally

 The following summary financial data should be read in conjunction with “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION” and the Financial Statements and Notes thereto, included elsewhere in this Offering. Statements of operations and balance sheet data from inception through the period ended December 31, 2023 are derived from our audited financial statements; statements of operations and balance sheet data from January 1, 2023 to December 31, 2023 are derived from unaudited financial statements.

	As of Dec. 31, 2023	As of Dec. 31, 2022	As of Dec. 31, 2021

TOTAL ASSETS	$70,528,109	$48,988,580	$25,016,964

TOTAL LIABILITIES	$68,229,606	$47,854,250	$24,966,278

TOTAL MEMBERS’ EQUITY	$2,298,503	$1,134,330	$50,686

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$70,528,109	$48,988,580	$25,016,964

	Period Ended Dec. 31, 2023	Period Ended Dec. 31, 2022	Period Ended Dec. 31, 2021

Revenues	$6,613,993	$4,289,452	$925,442

Expenses	$5,449,820	$3,210,808	$879,756

Net Income (Loss)	$1,164,173	$1,078,644	$45,686

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this filing.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

PFG Fund V, LLC was formed in the State of Colorado on August 26, 2020 for the purpose of engaging in the business of providing short-term secured real estate lending in Colorado and Minnesota as the Company’s operations expand, loans may be made on properties located in other states as the market evolves, (“Hard Money Lending”) to real estate investors. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). The Company actively participates in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc. (“Pine Financial”), rather than subrogate those responsibilities to a third party.

As of December 31, 2023, the Company had issued 679 promissory notes. The notes have a continuous term and bear an interest of 8.00% per annum, interest payable only monthly. The notes have varying maturity dates, with the principal and accrued and unpaid interest due in full on demand after the maturity date. As of December 31, 2023, and 2022, $44,997,097 and $37,614,200 notes were issued and outstanding, respectively. The promissory notes mature at various dates throughout December 2028. The cash generated by these Note sales is utilized to originate loans secured by interests in real property.

As of December 31, 2023, the Company has lines of credit with 2 financial institutions and can receive advances under the agreements up to a combined maximum of $28,000,000 based on the Company’s underlying collateral. The lines are monthly interest payment only, at variable interest rates. As of December 31, 2023, the interest rate ranges between 9.19% and 9.5% on the lines. As of December 31, 2023, the lines expire at various dates through November 2026.

As of December 31, 2023, the Company has a note payable with a financial institution. The principal is $2,000,000 and is secured by the company’s assets. The note payable bears interest at Prime Rate plus 1.75% per annual floating daily or 5%, whichever is greater. As of December 31, 2023, the interest rate was 10.25%. The note is monthly interest payment only and matures on May 30, 2025.

As of December 31, 2023, the Company had three lines of credit with a financial institution and could receive advances under the agreement up to a combined maximum of $30,500,000. As of December 31, 2022, the interest rate ranged from 8% - 8.5% on the lines of credit agreements.

The agreements contain certain financial covenants concerning minimum interest coverage ratio and minimum net worth requirements, which need to be met combined with a related party. All of which were met as of December 31, 2023 except one financial covenant violation for one warehouse line. The bank has issued a temporary waiver while reserving its rights and remedies.

 Mortgage loans receivable consist of notes to individuals, limited liability companies and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 15.00% per annum. These notes have original maturity dates through January 2025. Unfunded commitments were $12,078,980 and $7,685,811 as of December 31, 2023 and 2022, respectively.

 Of the total mortgage loan receivable of $68,470,438 as of December 31, 2023, $62,132,533 mature in 2024 and $6,337,905 mature in 2025.

 Liquidity and Capital Resources

The Company is seeking to raise up to $75 million of capital by selling Notes to Investors. We deploy most of the capital to make, purchase, originate, acquire, or sell loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”).

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. No public market currently exists for our Notes. The Company has set a minimum investment requirement of $10,000.00 but may accept subscriptions for less or greater amount at the discretion of our Manager. Therefore, purchasers of our Notes may be unable to sell their securities because there may not be a public market for our securities. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Notes. However, our ability to finance our operations is subject to some uncertainties such as the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located.

Trend Information

Recent economic trends and developments may have adverse impacts on the Company and its operations including, without limitation, historically high inflation, rising interest rates, increased costs of materials and construction, inflated property values and rapidly fluctuating real-estate markets, low supply of housing stock, tight labor markets and rising wages.

As a result of the global outbreak of a new strain of coronavirus, COVID-19 and its variants, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has evolved, and the after-effect of the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. However, the extent of the impact of COVID-19 outbreak on operations of the Company will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s operations can be affected. Depending on the severity and length of the outbreak, the novel coronavirus may continue to present uncertainty and risk with respect to the Company, its performance, and its financial results in the future.

With the exception of the foregoing, there currently are no other events or uncertainties that we are aware of that will materially or adversely impact the lending operations of the Company nor are we aware of any events or uncertainties that would cause any of the reported financial information to not be indicative of future operating results.

Despite the current economic and market trends, we expect PFG Fund V, LLC to continue to grow its debt obligation as we sell more Notes, and increase its assets based on loans originated as outlined in the Offering.

Related Party Transactions

The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

Servicing Fee

The Manager earned $218,858 in servicing fees for the year ended December 31, 2023.

Other Related Party Transactions

During the year ended December 31, 2023, there was a transfer of $19,292 into the company in error. The company transferred the funds to the appropriate affiliate in January of 2024.

During the year ended December 31, 2023, the company purchased two loans totaling $2,561,333 from PFG Fund II, LLC and two loans totaling $2,814,986 from Pine Financial Group, Inc. The company also sold one loan totaling $253,400 to Pine Investments, LLC, and one loan totaling $130,500 to PFG Fund II, LLC.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Employees

We are an emerging growth company currently being developed and currently have no salaried or waged employees. The management company, Pine Financial Group, Inc., has ten (10) full-time employees, four (4) independent contractors, four (4) Virtual Assistants, one (1) part-time employee, and two (2) offices. Our sole officers and directors currently serve the Company for no fixed compensation.

Item 3. Directors, Executive Officers, Promoters and Control Persons

The Principals and Executive Officers of the Manager of the Company are as follows:

Name	Age	Title(s)
Kevin Amolsch	45	CEO, President, Treasurer of Pine Financial Group, Inc.
Jared Seidenberg	45	COO/General Counsel Pine Financial Group, Inc.
Brandon McKnight	44	CSO of Pine Financial Group, Inc.

Duties, Responsibilities and Experience

The following individuals are the decision makers of Pine Financial Group, Inc. which is the Manager of the Company. All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Manager is described in the Operating Agreement of the Company.

The Principals and Executive Officers of the Manager are as follows:

Pine Financial Group, Inc., Managing Member

Kevin Amolsch, Age 45, Sole Principal and Owner of Pine Financial Group, Inc., Manager

Kevin Amolsch formed Pine Financial Group, Inc. in October 2008 after leaving Lassiter Mortgage as the senior loan officer for residential lending. With Lassiter Mortgage, a small mortgage brokerage consisting of the owner, one assistant, and Mr. Amolsch who served as a sub-contractor originating mortgage loans. While there, Mr. Amolsch was able to help raise private money to fund hard money loans as well as brokering traditional mortgages in Colorado. During his last 12 months there, Mr. Amolsch originated every residential loan that came through Lassiter, whether hard money or conventional, while the owner focused on commercial loans and her side business. Although the owner reviewed every file Mr. Amolsch initiated and was the underwriter on each hard money file, it was Mr. Amolsch who made the principal decisions on which loans to fund and which ones to turn down and presented the deals to the individual investors for funding on the hard money loans. Mr. Amolsch was also instrumental in structuring the loan servicing side of the business and created the system for collecting and sending payments and for handling defaults.

Today, Pine Financial Group is a premier lender for real estate investors in Colorado and Minnesota with more than 1,650 loans for almost $500 million in completed transactions. It is well known in the investment community that Pine Financial can get deals done and its business is based primarily on repeat business and referrals.

Kevin acquired his first house shortly after his 21st birthday. He was in the military when he purchased the house. Within two years he purchased another home and kept the first one as a passive investment. Within another two years he became a full time real estate investor through acquisition, leasing and selling residential assets. He did this for several years before becoming a mortgage broker. He continued to broker conventional mortgage loans part time and went to work for a company that analyzes mortgage bonds to learn more about the secondary mortgage market in this country.

Finding it difficult to work for someone else he ended his short corporate career before his two-year anniversary and started working for a small boutique mortgage company in Denver and learned how to broker private money. This small mortgage company, Lassiter Mortgage, was a mortgage broker licensed in Colorado. There were two loan officers and one office assistant. Their office was in Denver and it originated loans in Colorado. For the last 12 months Kevin worked there, he ran the residential lending division. Any residential loan originated by Lassiter Mortgage was originated by Kevin. Kevin was consistently making between 2 and 5 private money loans per month before he left the company in 2008. Kevin was in charge of putting the file together and presenting the deal and the risks to private money lenders. Kevin also started and managed the loan servicing division where he was responsible for collecting payments, managing defaults and inspecting the properties. In 2008 he started Pine Financial Group, Inc to continue pursuing his passion for deals.

Pine Financial Group has three full time employees, three independent contractors and two offices. Pine Financial Group originates short-term rehab loans to small real estate investors and developers. The niche has always been to serve investors and help make it possible for new and experienced investors to do more real estate deals. Pine Financial Group has been profitable from day one and is 100% privately financed.

Kevin is the author of “The 45 Day Investor” a book dedicated to helping new investors buy their first investment property in 45 days or less and has been quoted in the Las Vegas Review Journal, the Denver Post, Yahoo Real Estate, and several other small publications and blogs.

Jared Seidenberg, Age 45, COO and General Counsel, Pine Financial Group, Inc., Manager

Mr. Seidenberg is the chief Operating Officer and General Counsel at Pine Financial Group. Prior to joining Pine, Mr. Seidenberg was in private practice focused on business matters, regulatory compliance, banking and finance, corporate law, real estate, complex negotiations, and litigation. His real estate clients included developers, investors, contractors, and builders who he assisted in entitlement, deal formation and structure, litigation, contract matters, and disputes.

Prior to that, Mr. Seidenberg served as the General Counsel and President of a national financial services company with a portfolio in excess of $1 Billion where he handled all aspects of the company’s federal and state compliance, litigation, vendor agreements, leases, and operational concerns.

In addition, Mr. Seidenberg is a successful real estate investor and has been involved in numerous multi-family developments, land deals, and single-family fix and flips. Mr. Seidenberg is a 2004 graduate of the University of Colorado School of Law.

Brandon McKnight. Age 44, CSO, Pine Financial Group, Inc, Manager

Brandon McKnight is the Chief Strategy Officer at Pine Financial Group. Prior to joining Pine Financial Group, Brandon was the President of CivicSource, a company that creates technology to protect taxpayer property rights, guarantees investors insurable titles, and provides collectors an online marketplace to host transparent property auctions and tax sales.

Before that, Brandon was the Senior Vice President of Global Operations for Promontory Risk Review (PRR), a division of IBM, where he was responsible for global operations and delivery for a team of approximately 1500 people in four different global delivery centers. During his time at PRR, Brandon was instrumental in scaling the company revenues by 400% in six years. In addition, he also previously served as Senior Vice President of Operations at Stewart Lender Services (a division of Stewart Title). In this role, Brandon had Profit and Loss responsibility for the Loan File Review Division, which included five different business units.

He has been involved in various areas of real estate and technology for over a two decades, with in-depth experience in product development and launch processes. Brandon holds a Bachelor of Science in Business and Administration from the University of Colorado at Boulder, Leeds School of Business and a Juris Doctorate from the University of Colorado Law School.

Executive Compensation

The following table sets forth the cash compensation from the Company of the Principals of our Manager:

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation(1)
Kevin Amolsch, President, CEO, and Treasurer of Pine Financial Group, Inc. Manager	2023	$0	$0	$0	100% of the LLC Interests

Jared Seidenberg, COO, and General Counsel	2023	$0	$0	$0	—

Brandon McKnight, CSO	2023	$0	$0	$0	—

For organizing the Company, business plan development, putting together this Offering, initial capitalization, and other related services, the Manager of our Company has been awarded 100% of the LLC Interests in our Company. The Manager continues to reap the benefits of the LLC Interests by providing management services to the Company and its noteholders.

The Manager shall receive reimbursement for expenses incurred on behalf of the Company. The Manager will also receive 100% of distributions available after the Noteholders have received their return of principal and promised interest payments under the Notes.

The Manager shall receive reimbursement for expenses incurred on behalf of the Company. The Manager will also receive 100% of distributions available after the Noteholders have received their return of principal and promised interest payments under the Notes.

Employment Agreements

There are no current employment agreements or current intentions to enter into any employment agreements.

Future Compensation

The principals of our Manager have agreed to provide services to us without compensation until such time that we have sufficient earnings from our revenue. The Manager has received the Membership Interests in exchange for cash.

Item 4. Security Ownership of Management and Certain Security Holders.

The following table sets forth information as of the date of this Offering.

Name of Beneficial Owner	Membership Interest	% Before Offering	% After Offering
Pine Financial Group, Inc.	100%	100%	100%
TOTAL:	100%	100%	100%

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of this Offering.

Item 5. Interest of Management and Others in Certain Transactions.

The Company utilizes office space provided at no cost from our Manager. Office services are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

We have issued 100% of the Management Interests to our Manager. The Manager shall receive the following fees and compensation:

Phase of Operation	Basis for Fee	Amount of Fee
Net Income	N/A	The Manager, as equity holder of the Company, shall receive fee of 100% of the available cash distributions (profits). Cash Distributions are profits only, and shall be made after interest and/or principal payment of the Notes, and other expenses and costs that the Company may incur. The total amount of profit that the Manager may receive cannot be determined at this time. This may be paid monthly.
Servicing Fee (Fee charged to Company)	Manager’s compensation for servicing each loan.	The Servicing Fee shall be at a rate of 1% of the principal amount of the Loan. The total the Manager may receive cannot be determined at this time.
Origination & Administration Fee (Fee charged to Borrower)	Manager’s compensation for time spent originating, underwriting, and administering each loan.	$985 per Loan plus 2% to 4% of the Loan principal amount. The total the Manager may receive cannot be determined at this time. Paid by the Borrower.
Inspection Fees (Fee charged to Borrower)	Manager’s compensation for inspecting properties for construction draws.	A reasonable fee charged to the Borrower for inspecting the property prior to releasing a construction draw. The total the Manager may receive cannot be determined at this time.

Item 6.	Other Information. None

Item 7.	Financial Statements. To Follow on Next Page

PFG Fund V, LLC

Consolidated Financial Statements

December 31, 2023 and 2022

PFG Fund V, LLC

Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

Independent Auditor’s Report

To the Member

PFG Fund V, LLC

Wheat Ridge, Colorado

Opinion

We have audited the consolidated financial statements of PFG Fund V, LLC, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, changes in member’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of PFG Fund V, LLC and its subsidiary as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of PFG Fund V, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PFG Fund V, LLC’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

To the Management
PFG Fund V, LLC

Wheat Ridge, Colorado

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PFG Fund V, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about PFG Fund V, LLC’s ability to continue as a going concern for a reasonable period of time.

To the Management
PFG Fund V, LLC

Wheat Ridge, Colorado

Auditor’s Responsibilities for the Audit of the Financial Statements (Continued)

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control- related matters that we identified during the audit.

Pleasant Hill, California	Spiegel Accountancy Corp.
April 30, 2024	Certified Public Accountants

PFG FUND V, LLC
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022

	2023	2022
ASSETS
Assets:
Cash	$1,415,648	$622,829
Interest Receivable	642,023	504,262
Mortgage Loans Receivable	68,470,438	47,858,514
Other Receivable	—	2,975
Total Assets	$70,528,109	$48,988,580

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Interest Payable	$307,498	$251,613
Lines of Credit	20,905,719	7,988,437
Note Payable	2,000,000	2,000,000
Promissory Notes	44,997,097	37,614,200
Due to Related Party	19,292	—
Total Liabilities	68,229,606	47,854,250
Members' Equity	2,298,503	1,134,330
Total Liabilities and Members' Equity	$70,528,109	$48,988,580

See Notes to Consolidated Financial Statements

PFG FUND V, LLC
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2023 and 2022

	2023	2022
Revenue
Interest Income	$6,606,490	$4,284,362
Late Fee Income	6,472	5,090
Other Income	1,031	—

Total Revenue	6,613,993	4,289,452

Expenses
Investor Interest Cost	3,369,710	2,245,693
Interst on LOC and Loans	1,520,226	503,562
Servicing Fee	218,858	374,000
Bank Service Charges	280,000	47,707
Legal and Professional Fees	—	39,093
Recording Fees	266	753
Other Expenses	462	—
Loss on Uncollectibles	60,298	—

Total Expenses	5,449,820	3,210,808
Net Income	$1,164,173	$1,078,644

See Notes to Consolidated Financial Statements

PFG FUND V, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY
Years ended December 2023 and 2022

	Member's Equity		Retained	Total
	Unit	Amount	Earnings	Member's Equity
Balance at January 1, 2022	1	$5,000	$45,686	$50,686
Issuance of Units	1	5,000	—	5,000
Net Income	—	—	1,078,644	1,078,644
Balance at December 31, 2022	2	$10,000	$1,124,330	$1,134,330
Issuance of Units	—	—	—	—
Net Income	—	—	1,164,173	1,164,173
Balance at December 31, 2023	2	$10,000	$2,288,503	2,298,503

See Notes to Consolidated Financial Statements

PFG FUND V, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2023 and 2022

	2023	2022
Cash Flows From Operating Activities:
Net Income	$1,164,173	$1,078,644
Changes in operating Assets and Liabilitites
Other Receivable	2,975	2,417,025
Interest Receivable	(137,761)	(349,148)
Interest Payable	55,885	99,025
Mortgage Loans Receivable	(20,611,924)	(26,471,922)
Due to Related Party	19,292	—
Related Party Receivable	—	150,000
Net Cash Used in Operating Activities	(19,507,360)	(23,076,376)
Cash Flows From Investing Activities:	—	—
Cash Flows From Financing Activities:
Proceeds from Lines of Credit	24,202,611	11,159,100
Repayment of Lines of Credit	(11,285,329)	(5,170,663)
Proceeds from Note Payable	—	2,000,000
Proceeds from Promissory Notes	16,632,402	17,507,140
Repayment of Promissory Notes	(9,249,505)	(2,706,630)
Issuance of Voting Member Units	—	5,000
Net Cash Provided by Financing Activities	20,300,179	22,793,947
Net Increase (Decrease) in Cash	792,819	(282,429)
Cash - Beginning of Year	622,829	905,258
Cash - End of Year	$1,415,648	$622,829

Supplemental Cash flow information:
Cash Paid For:
Interest Expense	$4,834,051	$2,650,230
Taxes	$—	$—

See Notes to Consolidated Financial Statements

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

PFG FUND V, LLC. (the “Company”) was incorporated on August 26, 2020, in Colorado. The Company’s fiscal year end is December 31. The Company specializes in lending to real estate investors and provides debt financing to borrowers primarily in Colorado and Minnesota, Wisconsin, and Washington DC.

PFG Fund V SPV, LLC (“PFG V SPV”) was formed on October 18, 2022 in the State of Colorado to provide a certain warehouse lender with access to mortgage notes used as collateral for related borrowings in the event of insolvency of PFG V. Pursuant to the Limited Liability Company Agreement of PFG V SPV, PFG V is the sole member. The accompanying consolidated financial statements include the accounts of PFG V and its subsidiary PFG V SPV, (collectively, the “Company”).

Manager

The Company is managed by Pine Financial Group, Inc. (the “Manager”), a Colorado Corporation. The Manager is in complete control of the Company business. The Company will operate for up to 5 years. After which, the term of the notes may be extended, or the Company may use multiple exit strategies, including organic company wind down, sale of notes, refinance notes and hold, sale to a public real estate investment trust, and bulk sale to an institution.

Promissory Notes

The Company offers up to $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A+” and it intends to offer the notes directly to investors and not through registered broker-dealers who are paid commission. The Company has set a minimum investment requirement of 10,000 but may accept subscriptions for less at the discretion of the Manager. The maximum amount to be raised in the offering is $75,000,000.

As of December 31, 2023, and 2022, $44,997,097 and $37,614,200 notes were issued and outstanding, respectively.

The Notes are non-negotiable and will be issued in the minimum amount of $10,000 but may be higher or lower upon the Manager’s discretion. The Notes are offered with a minimum term of 60 months from the dates of issue, with a fixed interest rate of 8%. An Investor may request redemption of its Note with 90 days’ notice without penalty subject to availability of cash on hand. The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption.

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

Distributions

The Company provides quarterly consolidated statements of account to the note holders and distributes or reinvests amounts equal to accrued and unpaid interest once per month on the first business day of each month.

Manager Compensation

The Manager has contributed $5,000 in both 2021 and 2022 to purchase Membership Interests of the Company. The Manager is entitled to all Company profits. Profits equal all Company revenue minus all Company expenses to include note holder interest. The Manager has sole voting rights. The Manager is also entitled to various compensation, including, (1) servicing fee, which is equal to an annualized rate of 1% of the principal amount of the loan, (2) origination and administration fee, which is $685 per loan plus 2- 4% of the loan principal amount, and (3) reasonable inspection fee.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and reflect all significant receivables, payables, and other liabilities.

Principles of Consolidation

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable is recorded at their outstanding unpaid principal balance with interest thereon being accrued as earned. The loans will have varying terms at the discretion of the Manager, and generally have a term between 7 to 18 months. Loan agreements provide for monthly payments of principal and interest, or interest only with a “balloon payment” at the end of the term.

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mortgage Loans Receivable (Continued)

The Company will not recognize interest income on loans once they are determined to be impaired until the delinquent interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, generally 90 days or more past due. Management also determines whether or not the terms of the mortgage loan should be modified. Impairment is measured on a loan level basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the underlying collateral.

Current Expected Credit Losses

The current expected credit loss (“CECL”) reserve required under ASU 2016-13 “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”), reflects our current estimate of potential credit losses related to our loan portfolio. Changes to the CECL reserve are recognized through a provision for or reversal of current expected credit loss reserve on our consolidated statements of operations. ASU 2016-13 specifies the reserve should be based on relevant information about past events, including historical loss experience, current loan portfolio, market conditions and reasonable and supportable macroeconomic forecasts for the duration of each loan.

The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The Fund provides primarily short-term, non-amortizing loans to customers and manages those loans in several pools based on geographic location and similar risk characteristics. The projects are typically adding value through renovations to increase the equity and resale value of the property. Substantially all the loans within the portfolio were originated over the last two years.

After comparing historical information for similar financial assets with the current and forecasted direction of the economic environment, management believes that its most recent 3-year period is a reasonable period on which to base its expected credit-loss-rate calculation after considering the underwriting standards and contractual terms for loans that existed over the historical period in comparison with the current portfolio.

The Fund’s historical lifetime credit loss rate (i.e., a rate based on the sum of all credit losses for a similar pool) for the most recent 3-year period is 0.03%.

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses (Continued)

As it relates to reasonable forecasts, management continually reviews the general market conditions of the areas in which the Fund has exposure. While the historical loss rate was 0.03%, management anticipates a lower credit loss rate for the current portfolio based on a review of general market conditions. Therefore, management adjusted the $20,000 yielded in quantitative computation downward for the aforementioned qualitative factors and no allowance for current expected credit losses was recorded.

Mortgage Loan Participations

The Fund periodically sells participations in its mortgage loans receivable. Sold participations that qualify as a sale are removed from the Fund’s books and management recognizes its proportionate share of interest income on the remaining mortgage loans receivable as earned. Sold participations that do not qualify as a sale are recorded as a secured borrowing that is paid down based on the payment terms of the corresponding loan receivable.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Fund does not maintain effective control over transferred assets through an agreement to repurchase them before their maturity.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan.

Fees income, including late fees, is recognized as revenue when earned upon collection.

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

The Company follows Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three board levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active market); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended December 31, 2023, there were no changes to the valuation techniques that had, or are expected to have, a material impact on the Company’s financial position or results of operations.

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments (Continued)

The following methods and assumptions were used to estimate the fair value of the following asset group:

Mortgage loans receivable that are performing are reported at their amortized cost. For non- performing loans in which a specific allowance is established, the Company reports the loan at the net realizable value of the underlying collateral based on an observable market price or a current appraised value. These loans are classified as Level 2. If an appraised value is not available or if there is no observable market price, the Company reports the loan as Level 3. At December 31, 2023 and 2022, there are no loans classified as Level 2 or 3.

At December 31, 2023 and 2022, there were no assets or liabilities with non-recurring fair value measurements.

Income Taxes

The Company is a disregarded entity under the Internal Revenue Code and a similar section of the state code. Therefore, no provision or liability for federal income taxes have been included in these consolidated financial statements. The Company has evaluated its current tax positions and has concluded that as of December 31, 2023 and 2022, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state, and local governmental authorities. As of December 31, 2023 and 2022, there were 3 years open to examination by the Internal Revenue Service or state and local governmental authorities.

To the extent penalties and interest are incurred through the examinations, they are included in the other operating expenses section of the accompanying consolidated statements of income.

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements Effective

Credit Losses - In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326), and was clarified by FASB ASU 2019-04, Codification Improvements, and FASB ASUs 2019-05 and 2019-11, Targeted Transition Relief and Clarification. Prior to these pronouncements, generally accepted accounting principles required use of the incurred loss method for recognizing credit losses in the reserve. The incurred loss method recognizes a credit loss when it is probable that a loss has been incurred. The new guidance replaces the incurred loss method with one that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates. The pronouncements also allow for the irrevocable election of the fair value measurement for certain financial assets. FASB ASUs 2018-19 and 2019-10, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, have deferred the adoptions of these standards until interim and annual periods beginning after December 15, 2022. The Company implemented these standards during the year ended December 31, 2023, which resulted in no adjustment to beginning members’ equity in the year of adoption.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in financial institutions that are members of the Federal Deposit Insurance Corporation. As such, funds are insured based on Federal Reserve limits. The Company has not experienced any losses in the past, and Company management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances might exceed insured amounts.

NOTE 4 - MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consist of notes to individuals, limited liability companies and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 15.00% per annum. These notes have original maturity dates through September 2025.

Unfunded commitments were $12,078,980 and $7,685,811 as of December 31, 2023 and 2022, respectively. These unfunded commitments will be funded by a combination of additional investor promissory notes, repayment of principal on current loans and draws on the Company’s line of credit.

As of December 31, 2022, the company has one delinquent and impaired loan with a principal amount of $179,000, for which normal foreclosure proceedings were in process. The property was foreclosed and sold in March 2023 and incurred a loss on the sale in the amount of $60,298, which is reported on the consolidated statement of income.

There were no impaired loans as of December 31, 2023. Management therefore determined that an allowance for credit losses was not necessary as of December 31, 2023 and 2022.

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

All mortgage loans receivable are collateral for the line of credit and the note payable. As of December 31, 2023 and 2022, there were no loan modifications other than extensions.

Loan characteristics

The following table provides information about the outstanding loans portfolio as of December 31, 2023:

Number of secured loans	118
Secured loans – maximum credit exposure	$68,470,438
Secured loans – lowest interest rate (fixed)	10%
Secured loans – highest interest rate (fixed)	15%
Average secured loan – principal	$575,382
Average principal as percent of total principal	0.84%
Average principal as percent of promissory notes	1.28%
Average principal as percent of total assets	0.82%
Largest secured loan – principal	$4,485,000
Largest principal as percent of total principal	6.55%
Largest principal as percent of promissory notes	9.97%
Largest principal as percent of total assets	6.36%

Lien position

Secured loans had the lien positions in the following table.

	Loans	Principal	Percent
First trust deeds	118	$68,470,438	100%
LLC Units (ownership)	—	—	—
Total principal, secured loans	118	$68,470,438	100%

Property type

Secured loans summarized by property type are presented in the following table.

	Loans	Principal	Percent
Residential	92	$36,086,834	52.70%
Commercial	10	8,354,826	12.20%
Land	9	18,958,782	27.70%
Construction	4	4,364,096	6.37%
Other	3	705,900	1.03%
Total principal, secured loans	118	$68,470,438	100%

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Scheduled maturities

Secured loans are scheduled to mature as presented in the following table as of December 31,

	Loans	Principal	Percent
2024	112	$62,132,533	90.74%
2025	6	6,337,905	9.26%
Total principal, secured loans	118	$68,470,438	100%

Distribution by States and Counties

The distribution of secured loans by counties is presented in the following table.

	Principal	Percent
Colorado
Denver	$14,890,485	21.75%
Summit	5,070,000	7.40%
El Paso	8,371,100	12.23%
Douglas	4,636,800	6.77%
Adams	2,219,845	3.24%
Other counties (individually below 3%)	7,638,447	11.16%
	42,826,677	62.55%
DC
Allegany	220,500	0.32%
DC	1,659,250	2.42%
	1,879,750	2.74%
Florida
Lee	1,833,333	2.68%
	1,833,333	2.68%
Iowa
Polk	800,000	1.17%
	800,000	1.17%
Illinois
Cook	2,000,000	2.92%
	2,000,000	2.92%
Maryland
Prince George	279,560	0.41%
Washington	229,500	0.34%
	509,060	0.75%
Minnesota
Hennepin	4,581,250	6.69%
Ramsey	1,700,500	2.48%
Pine	958,560	1.40%
Other counties (individually below 1%)	1,722,000	2.51%
	8,962,310	13.08%
Tennessee\
Shelby	500,000	0.73%
	500,000	0.73%
Wisconsin
Brown	3,879,322	5.67%
Racine	3,113,736	4.55%
Milwaukee	2,166,250	3.16%
	9,159,308	13.38%
Total Principal, secured loans	$68,470,438	100%

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Distribution by States and Counties (Continued)

Delinquency rates are the primary credit quality indicator. Delinquencies greater than 90 days are a strong indicator of loans that will ultimately result in a foreclosure or similar liquidation transaction. In addition to delinquency rates, the current estimated loan-to-value (LTV) ratio is an indicator of the potential loss severity in the event of default. Additionally, LTV ratios can provide insight into a borrower’s continued willingness to pay, as the delinquency rate of high LTV loans tends to be greater than that for loans where the borrower has equity in the collateral. As of December 31, 2023, the LTV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 6.43% and 73.75%. As of December 31, 2022, the LTV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 1.61% and 75.00%.

NOTE 5 - LINES OF CREDIT

At December 31, 2023 and 2022, the Company has lines of credit with 2 and 3 financial institutions and can receive advances under the agreements up to a combined maximum of $28,000,000 and $30,500,000, respectively, based on the Company’s underlying collateral. The lines are monthly interest payment only, at variable interest rates, and expire at various dates through November 2026. As of December 31, 2023 and 2022, the interest rate ranges between 8.00% and 9.5% on the lines. As of December 31, 2023, the aggregate principal and accrued interest totaled $$20,905,719 and $166,824, respectively. For the year ended December 31, 2023, interest expenses were $1,318,518.

The agreements contain certain financial covenants concerning minimum interest coverage ratio and minimum net worth requirements, which need to be met by the Company alone or combined with a related party. These covenants have not been assessed as part of these consolidated financial statements.

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 6 - NOTE PAYABLE

At December 31, 2023 and 2022, the Company has a note payable with a financial institution. The principal is $2,000,000 and is secured by the company’s assets. The note payable bears interest at Prime Rate plus 1.75% per annual floating daily or 5%, whichever is greater. As of December 31, 2023 and 2022, the interest rate was 10.25% and 9.25%, respectively. The note is monthly interest payment only and matures on November 12, 2023, and was extended through May 30, 2025. As of December 31, 2023, the principal and accrued interest outstanding were $2,000,000 and $18,792, respectively. For the year ended December 31, 2023, interest expenses were $201,708.

The agreement contains certain financial covenants concerning the minimum interest coverage ratio and minimum net worth requirements, which need to be met combined with a related party. The combined covenants have not been assessed as part of these consolidated financial statements.

NOTE 7 - PROMISSORY NOTES

At December 31, 2023 and 2022, the Company has 340 and 245 investors, respectively. The notes have original terms of 60 months and bear an interest of 8.00% per annum, interest payable only monthly. The notes have varying maturity dates, with the principal and accrued and unpaid interest due in full on demand after the maturity date. The notes are unsecured and subordinate to the lines of credit and the note payable.

As of December 31, 2023, outstanding promissory notes and interest payable totaled $44,997,097, and $121,883, respectively. As of December 31, 2022, outstanding promissory notes and interest payable totaled $37,614,200, and $251,613, respectively. For the years ended December 31, 2023 and 2022, interest expenses on the promissory notes were $3,369,710 and $2,245,693, respectively.

NOTE 8 - FAIR VALUE MEASUREMENTS

Due to their short-term nature, the carrying values of mortgage loan receivable, interest receivable, related party receivable, other receivable, promissory notes, interest payable, note payable, lines of credit, and due to related parties approximate their fair values at December 31, 2023 and 2022.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

Servicing Fee

The Manager earned $218,858 and $374,000 in servicing fees for the year ended December 31, 2023 and 2022, respectively.

PFG Fund V, LLC

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022

NOTE 9 - RELATED PARTY TRANSACTIONS (CONTINUED)

Other Related Party Transactions

During the year ended December 31, 2023, the company purchased two loans totaling $2,561,333 from PFG Fund II, LLC and two loans totaling $2,814,986 from Pine Financial Group, Inc. The company also sold one loan totaling $253,400 at par to Pine Investments, LLC, and one loan totaling $130,500 at par to PFG Fund II, LLC. During the year ended December 31, 2022, the fund sold one loan of $243,000 at par to PFG Fund II, LLC, an affiliate. During the year ended December 31, 2022, the company purchased three loans totaling $747,000 from PFG Fund II, LLC.

Due to Related Parties

During the year ended December 31, 2023, $19,292 of another related entity escrow deposit was made to the Company’s bank account in error. The fund has been returns soon after the year end.

NOTE 10 - RISKS AND UNCERTAINTIES

Default Risk

In the normal course of business, the Company is exposed to default risk related to its mortgage loans held for investment. In the event a borrower defaults on a Company loan, the Company has the ability to foreclose on the mortgage collateral and subsequently sell the real estate to recover its investment. However, there is no guarantee that the original investment will be recovered.

Operating Risk

The Company may be influenced by the current macro-economic environment with rising interest rates and inflation, which may impact origination volume, margins and financing operations, the consequences of which cannot be readily determined but may impact the borrower’s ability to pay off a loan as the Company’s ability to meet future obligations.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 30, 2024 this report, and there were no subsequent events to report.